Exhibit 1

(Translation)

To whom it may concern
October 30, 2007
Contact Information:
NIS GROUP CO., LTD.
Akihiro Nojiri
Senior Executive Director & Executive Officer
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nisgroup.co.jp
URL: http://www.nisgroup.jp/english
Notice Regarding Change in Responsibilities of a Director
NIS GROUP CO., LTD. hereby announces a change in position of a member of its Board of Directors, effective as of November 1, 2007, pursuant to a resolution adopted by its Board of Directors at a meeting held today.
Change in Responsibilities of a Director

New Position	Name	Current Position
Director of the Board & Executive Officer (Deputy Head of Strategy & Operations Control; General Manager, Strategic Planning Dept. and General Manager, General Affairs Dept.)	Akira Imaki	Director of the Board & Executive Officer (Deputy Head of Strategy & Operations Control; General Manager, Strategic Planning Dept.)